SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page
Signature Page	3

Price-Sensitive Information dated January 31, 2008	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: January 31, 2008	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Price-Sensitive Information

Estimated Increase in Results

Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and that there are no false statements or misleading representations contained in, or material omissions from, this announcement.

1.	Estimates on the results

(I)	Reporting period for the estimates on the results: 1 January 2007 to 31 December 2007

(II)	Estimates on the results: According to the estimates of the Accounting Department of the Company, the Company is expected to record an increase of more than 50% in the net profit for the year 2007 over the corresponding period of the previous year. Specific details will be disclosed in the 2007 annual report of the Company.

(III)	The estimates on the results mentioned herein have not been reviewed or audited by certified accountants.

2.	Results for the corresponding period of the previous year (not adjusted according to the new accounting rules)

	Under the People’s Republic of China Accounting Rules and Regulations	Under the International Financial Reporting Standards
Net profit (RMB’000)	736,851	844,407
Earnings per share (RMB)	0.102	0.117

3.	Explanation for the change in results

Owing to a year-on-year decrease in crude oil processing costs of the Company and an increase in investment gains in the first half of 2007, the 2007 interim results reported a substantial increase over the corresponding period of the previous year. Accordingly, the Company is expected to record an increase of more than 50% year-on-year for its 2007 annual results.

4.	Explanation for other conditions

In the second half of 2007, particularly the fourth quarter, the crude oil processing costs of the Company increased substantially due to a persistent surge in international crude oil prices. Meanwhile, adjustments in domestic petroleum product prices were not sufficient because of the State’s price control measures. Accordingly, the oil processing operation of the Company recorded a substantial loss and led to a loss in the Company’s results for the second half.

Investors are advised to pay attention to the investment risks involved.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 31 January 2008

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.